Form 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

SONIC ENVIRONMENTAL SOLUTIONS INC.

November 29, 2004

Description of Business

Sonic Environmental Solutions Inc. (“Sonic” or the “Company”) is an environmental company listed on the TSX Venture Exchange with Tier 2 status (SNV-TSX Venture Exchange). Sonic’s core business is to commercialize its patented low frequency sonic generator technology and related process applications, which are referred to as “sonoprocesses”. Sonic has developed a proprietary sonoprocess that uses its technology to remediate PCB contaminated soils.

Third Quarter Highlights

First Commercial Clean-up Contract:

Sonic has signed its first commercial contract for on-site clean-up and treatment of PCB contaminated soil and other materials. The contract was signed on Friday July the 23rd with Juker Holdings Ltd., (Juker) which owns the property where the contaminated material is isolated. The property is located in the Vancouver Lower Mainland of British Columbia where Sonic will deploy its new on-site remediation facility and commence the clean-up of this property later this year.

PCB Destruction Process Complies with Hazardous Waste Regulations in British Columbia

Ministry of Water, Land, and Air Protection (“the Ministry”) has confirmed that Sonic has successfully complied with requirements of the Hazardous Waste Regulations of the Environmental Management Act. The Company has demonstrated the effectiveness of Sonic’s proprietary Sonoprocess to treat hazardous waste containing PCB.

These requirements cover Division 3 – “Requirements for Treatment Facilities”, Sections 18(2), 18(3), 19(1), and 19(2) of the Hazardous Waste Regulation of the Environmental Management Act. These sections of the regulations dealing with the requirements to demonstrate the effectiveness of a new process to treat Hazardous Waste, emissions to the atmosphere resulting from the treatment and any discharge of effluent to the environment.

Sonic undertook a rigorous test program earlier this year to comply with the Ministry’s requirements for mobile or fixed treatment facilities to be operated in the province of British Columbia (“BC”). Sonic conducted all testing with independent monitoring by URS Canada Inc. who submitted their report to the Ministry on August 26, 2004.

This notification from the Ministry enables Sonic to move ahead with the site plans and completion of the site specific notification required by the Ministry under Section 4(1), 4(2) and 4(3) of the Hazard Waste Regulations.

Now that Sonic has received confirmation of compliance from the BC Ministry the Company will be making application in other jurisdictions. Sonic will continue working with URS Canada Inc as its qualified professional consultants to compile and submit the necessary information for approval in Ontario and other North American Jurisdictions.

Appointments:

Mr. Paul Austin was appointed Vice President of Marketing. Paul Austin has over 20 years international sales, marketing and business development experience helping companies open new markets and sell complex projects and systems. Paul has worked in a variety of industries including mining and metal processing, tier one automotive systems and parts, information technology system integration for government, and wireless data applications for telecommunication and energy enterprise operations.

Paul began his career with the Canadian subsidiary of Mitsubishi Corporation where he played a key role in expanding the involvement of this leading Japanese general trading and investment company in Canada’s value-added manufacturing sectors. At Hughes Aircraft of Canada, Paul was responsible for all international sales and marketing of Hughes’ commercial air traffic management systems and marketed and sold multi-million dollar systems to national governments in Europe and the Asia Pacific region. As Director of Business Development for MDSI Mobile Data Solutions, the leading wireless applications provider for telecommunication and energy company field service, Paul established new channel partner alliances with complimentary solution vendors and systems integrators in the Americas and Europe.

Discussion of Operations and Financial Condition for the quarter ended September 30, 2004

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s interim consolidated financial statements and related costs. The Company’s year end was changed from January 31st to December 31st. The current period figures for September 30, 2004 are compared to the three month period ended October 31, 2003.

The Company’s net loss for the quarter ended September 30, 2004 was $674,403 or $0.04 per share compared to a loss of $329,243 or $0.04 per share for the three month period ended September 30, 2003. Total general and administrative expenses were $736,892 (October 2003 - $346,018). The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology.

Revenue for the quarter ended September 30, 2004 was $243,876 (October 2003 - $29,169). Sonic had revenue of $96,262 for work carried out for site preparation on property where Sonic will deploy its new on-site remediation facility later this year. Sonic’s wholly owned subsidiary, Contech had revenue of $147,614 during the quarter. Contech’s core business is to collect transformers, ballasts and capacitors contaminated with PCB.

Advertising and marketing expenses were $20,699 (October 2003 - $39,711) as the Company produced marketing material for presentations. The Company continues to use the services of Calvacanti Hume for various investor relations activities. The costs are lower for 2004 as the Company prepared material for presentations for a financing during the same period in 2003.

Automobile expenses increased to $17,167 (October 2003 - $6,572). The increase is a result of the Company entering into vehicle leases for additional management and the related insurance and maintenance costs.

Amortization expenses were $5,395 (October 2003 - $4,365).

Bank charges and interest expense was $961 (October 2003 - $316).

Consulting fees were $13,515 (October 2003 - $26,952). These fees included software implementation and licence applications. Cost are lower for 2004 has the Company now has additional management performing work previously done by consultants.

Insurance costs increased to $32,577 (October 2003 - $11,747). These costs have increased due to the Company incurring additional insurance coverage for environmental liability as well as the purchase of director and officer liability insurance.

Legal and accounting costs were $62,789 (October 2003 - $38,126) and are attributable to the increased complexity of the Company’s financial statements and related assurance services. The Company is accruing for an estimated increase in audit fees to account for increasing complexity of the Company’s operations and compliance with U.S. and Canadian regulatory authorities. Legal fees have increased for preparation of U.S. filing documents

Office costs were $31,801 (October 2003 - $11,941). The Company held a strategic planning session during the quarter and used the services of a facilitator for this session. The increase in staff has required additional general office supplies. Printing costs included business cards and cheques. Postage costs included expenses for increased mail outs.

Rent costs were $18,849 (October 2003 - $14,928) and includes rent costs for Contech.

The Company incurred $3,452 (October 2003 – $Nil) for research and development. These costs included the Company’s costs under the Collaboration Agreement with CANMET Energy Technology Centre, “CANMET” or “CETC-O”, a division of Natural Resources Canada

Salaries and wages increased to $182,306 (October 2003 - $101,490). This includes compensation for the addition of full time employees.

The costs for shareholder relations were $2,460 (October 2003 - $1,975).

Telephone and utilities costs were $12,580 (October 2003 - $9,097). The Company has experienced increased communication costs for cellular phones and Blackerry Rim charges.

Transfer agent, regulatory fees were $6,327 (October 2003 - $3,199).

Travel and promotion expenses were $37,167 (October 2003 - $34,182). These expenses include travel for the review of business opportunities and company updates.

Effective February 1, 2003, the Company adopted the amended recommendation of CICA Handbook section 3870 “Stock-based compensation and other stock-base payments” on a prospective basis. Section 3870 recommends that the fair value of stock-based compensation arrangements granted, modified, or settled be recognized as stock based compensation expense in the income statement

The Company has recorded stock-based compensation expense of $288,847 (October 2003 - $41,417). Of this amount, $39,158 (October 2003 - $Nil) is related to shareholder relations expense and $249,689 (October 2003 - $41,417) is related to salaries and wages expense.

Discussion of Operations and Financial Condition for the nine months ended September 30, 2004

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s interim consolidated financial statements and related costs. The Company’s year end was changed from January 31st to December 31st. The current period figures for September 30, 2004 are compared to the nine month period ended October 31, 2003.

The Company’s net loss to September 30, 2004 was $1,554,883 or $0.11 per share compared to a loss of $751,569 or $0.10 per share for the nine month period ended October 31, 2003. Total general and administrative expenses were $1,762,931 (October 2003 - $778,366). The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology.

The Company's revenue to September 30, 2004 was $372,231 (October 2003 - $29,169). Sonic had revenue of $96,262 for work carried out for site preparation on property where Sonic will deploy its new on-site remediation facility later this year. Sonic’s wholly owned subsidiary, Contech had revenue of $147,614 during the quarter. Contech’s core business is to collect transformers, ballasts and capacitors contaminated with PCB.

Advertising and marketing expenses were $77,323 (October 2003 - $72,107) as the Company produced marketing material for presentations. The Company continues to use the services of Calvacanti Hume for various investor relations activities. The Company produced a promotional CD, increased the printing of annual reports and purchased promotional jackets

Automobile expenses increased to $45,701 (October 2003 - $17,937) as a result of the Company entering into vehicle leases for additional management and the related insurance and maintenance costs.

Amortization expense increased to $15,569 (October 2003 - $8,352). The Company has acquired additional computer equipment and furniture.

Bank charges and interest expense was $2,310 (October 2003 - $626). The increase is for interest charges for payment for the Contech acquisition.

Consulting fees were $58,828 (October 2003 - $70,392). These fees included office staff, consulting for other applications, software implementation and licence applications. Cost are lower for 2004 has the Company now has additional management performing work previously done by consultants.

Insurance costs increased to $79,103 (October 2003 - $12,231). This is a result of the Company incurring additional insurance coverage for environmental liability as well as the purchase of director and officer liability insurance.

Legal and accounting costs were $165,692 (October 2003 - $93,320) and are attributable to the increased complexity of the Company’s financial statements and related assurance services. The Company is accruing for an estimated increase in audit fees to account for increasing complexity of the Company’s operations and compliance with U.S. and Canadian regulatory authorities. Legal fees have increased for preparation of U.S. filing documents.

Office costs were $91,523 (October 2003 - $29,207). The Company held two executive strategic planning sessions during the year and used the services of a facilitator for this session. The increase in staff has required additional general office supplies. Printing costs included business cards and cheques. Postage costs included expenses for increased mail outs. The Company leases a copier/fax/scanner.

Rent costs were $54,182 (October 2003 - $25,303) as the Company required more office space for additional staff and includes rent costs for Contech.

The Company incurred $34,432 (October 2003 – $Nil) for research and development. These costs included the Company’s costs under the Collaboration Agreement with CANMET Energy Technology Centre, “CANMET” or “CETC-O”, a division of Natural Resources Canada.

Salaries and wages increased to $408,072 (October 2003 - $257,149). This includes compensation for the addition of full time employees.

The costs for shareholder relations were $20,686 (October 2003 - $7,714). The Company incurred additional costs for printing and mailing its annual report and had additional expenses for new release dissemination.

Telephone and utilities costs were $34,754 (October 2003 - $18,058). The Company has experienced increased communication costs for cellular phones and Blackerry Rim charges.

Trade show costs were $28,910 (October 2003 - $Nil) as the Company participated in the Globe 2004 trade show in Vancouver.

Transfer agent, regulatory fees were $18,732 (October 2003 - $14,110). These costs increased with expenses associated with the exercise or warrants in May and June.

Travel and promotion expenses were $88,645 (October 2003 - $56,278). The increase in travel and promotion is due to the increase in the number of Company executives and the related travel and entertainment expenses. These expenses include travel for the review of business opportunities and company updates.

Effective February 1, 2003, the Company adopted the amended recommendation of CICA Handbook section 3870 “Stock-based compensation and other stock-base payments” on a prospective basis. Section 3870 recommends that the fair value of stock-based compensation arrangements granted, modified, or settled be recognized as stock based compensation expense in the income statement

The Company has recorded stock-based compensation expense of $538,469 (October 2003 - $95,582). Of this amount, $53,501 (October 2003 - $Nil) is related to shareholder relations expense and $484,968 (October 2003 - $95,582) is related to salaries and wages expense.

Related Party Transactions

The Company’s executive officers provide services to the Company including the Chairman, President, Vice President of Operations and the Chief Financial Officer. The Company paid $147,700 for management fees to directors and officers and related entities for the nine month period ended September 30, 2004. The Company has included $74,997 paid to a director in deferred development costs. All related party transactions were recorded at the amounts agreed upon between the parties. During the period, 700,000 options were granted to directors and officers at prices from $1.61 to $3.15 with expiry dates from January 16, 2009 to July 16, 2009.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of Company.

	Total	Loss for the	Loss per share	Loss per share - fully
	revenues	period	basic	diluted
September 30, 2004	$243,876	$674,403	$0.04	$0.04
June 30, 2004	$69,384	$570,929	$0.04	$0.04
March 31, 2004	$76,175	$421,117	$0.03	$0.03
December 31, 2003 (two months)	$21,968	$426,935	$0.02	$0.02
October 31, 2003	$5,474	$329,243	$0.04	$0.04
July 31, 2003	$1,918	$211,848	$0.02	$0.02
April 30, 2003	$8,104	$210,479	$0.02	$0.02
January 31, 2003	$4,814	$168,528	$0.03	$0.03

The Company completed its acquisition of SESI Systems Inc. in December 2002. Sonic has been focusing its efforts on commercializing its patented low frequency sonic generator technology. This has resulted in increased losses on a quarter by quarter basis. The Company has hired several personnel and expanded offices during this period. The Company’s policy of recording stock-based compensation expense has contributed to the increase in losses.

Investing Activities

During the current period the Company acquired property, plant and equipment for $545,142 (2003 - $77,266). The Company deferred development costs of $359,254 (2003 - $114,258) during the period.

Property, plant and equipment costs included the following, computers and software $41,136, furniture and office equipment $15,238, leasehold improvements $84,343, machinery and equipment $7,158, Plant One equipment $155,483 and Plant Two equipment $241,784.

Deferred development costs included salaries $74,996. Costs directly attributable to the construction of Plant One of include $52,526 for construction, $145,414 for consulting, $29,680 for engineering, $24,020 for commissioning and $20,192 for rent. Consulting fees include a consultant contracted for the building and commissioning of Plant One, outside consultants for laboratory analysis and consultants for ongoing review of various system components of Plant One. Patent maintenance fees were $8,566.

Financing

The Company received cash of $2,318,970 upon the exercise of warrants and options. The Company issued 2,273,465 common shares upon the exercise of warrants including 226,500 warrants exercised at $0.50 per common share, 1,880,000 warrants exercised at $1.00 per common share 144,965 warrants exercised at $1.80 per common share and 22,000 warrants exercised at $2.10 per common share. The Company issued 37,167 common shares upon the exercise of options. These options were exercised at $0.50 per common share. There were no commissions paid for the issuance of these shares.

Subsequent Events

The Company issued 32,000 common shares for proceeds of $ 16,000 upon the exercise of options. The Company issued 3,500 common shares for proceeds of $6,300 upon the exercise of warrants.

Financings, Principal Purposes and Milestones

A comparison of previously disclosed use of available funds to actual expenditures is as follows:

	Planned	Actual
Plant One construction	$569,000	$609,751

The Company anticipates further costs for Plant One for ongoing testing.

Liquidity and Solvency

Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of the Company to realize the costs it has incurred to date on this technology is dependent on the Company being able to successfully commercialize the technology and to operate its business. The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations if required, to the extent such instruments are issuable under terms acceptable to the Company until the Company attains profitable production.

The Company has a working capital balance of $7,595,287 at September 30, 2004 (December 2003 - $7,181,558). The liquid portion of the working capital consist of highly liquid investments that are readily convertible into known amounts of cash. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry a low degree of risk. Some examples of instruments approved by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers’ acceptance notes. The objective of these investments is to preserve funds for commercialization of the Company’s technology.

As of the date of this report the Company has 17,607,510 common shares issued and outstanding. As of the date of this report the outstanding options and warrants represented a total of 4,787,035 shares issuable for approximately $8.5 million if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. The Company has no indication that any of these options and warrants will be exercised, if at all.

The Company currently has the financial resources to carry out its development activities and for current administration expenses.

Investor Relations

The Company has a contract with Cavalcanti Hume Funfer Investor Relations Inc. (“Cavalcanti”) to provide services to the Company. Cavalcanti will arrange quarterly meetings with brokers and analysts, identify investment bankers, handle telephone inquiries, assist with annual meetings and co-ordinate timely disclosure for the Company. The term of the contract is currently month to month at a fee $3,000 per month. As part of the compensation, 150,000 stock options have been granted for a two year period at $1.45 per share. These options will vest according to the Company’s Share Option Plan.

Outlook

Sonic is well capitalized and firmly positioned to execute its corporate strategy and capture a significant portion of the PCB soil remediation market. Over the next year Sonic will focus on three primary objectives:

completion of Plant One demonstration for regulatory approval for process application optimization – completed June 21, 2004;

complete engineering and construction of Plant Two which will be capable of full commercial throughput and;

commercial deployment into its first commercial site – first commercial contract signed July 2004

Sonic has completed financing to allow the construction of Plants Two and Three. These will be transportable units that will be mobilized to clients’ facilities and process PCB wastes on-site.

This report including the Management Discussion and Analysis may contain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, changes in legislation by regulatory and governmental agencies, advancement in technologies and market acceptance of the Company’s products and services. Investors are also directed to consider the other risks and uncertainties discussed in the Company’s required financial statements and filings.